July 15, 2019

Jonathan Gottsegen
Executive Vice President
BrightView Holdings, Inc.
980 Jolly Road
Blue Bell, Pennsylvania 19422

       Re: BrightView Holdings, Inc.
           Registration Statement on Form S-3
           Filed July 8, 2019
           File No. 333-232582

Dear Mr. Gottsegen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Heather Clark at 202-551-3624 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure